David G. Peinsipp

+1 415 693 2177

dpeinsipp@cooley.com

CONFIDENTIAL TREATMENT REQUESTED

BY LYELL IMMUNOPHARMA, INC.

May 28, 2021

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION SUBMITTED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”. THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

Via EDGAR and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Thomas Kluck

Laura Rotty

Jenn Do

Vanessa Robertson

Re:	Lyell Immunopharma, Inc.

Registration Statement on Form S-1

CIK No. 0001806952

Ladies and Gentlemen:

We are submitting this letter on behalf of Lyell Immunopharma, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 filed on May 25, 2021 (the “Registration Statement”). This letter also serves as the Company’s response to comment number 3 received from the Staff by letter dated May 7, 2021, relating to the Company’s Draft Registration Statement on Form S-1, as originally confidentially submitted to the Staff on April 12, 2021, and amended on May 12, 2021.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such

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Page Two

request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (415) 693-2177 rather than rely on the U.S. mail for such notice.

Preliminary IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily expects to include a price range on the cover of the Company’s preliminary prospectus which is expected to be within a range of $[***] to $[***] per share (the “Preliminary IPO Price Range”) for its proposed initial public offering (“IPO”). As is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined, in large part, on various discussions that took place among the Company and representatives of Goldman Sachs & Co. LLC, BofA Securities, Inc., J.P. Morgan Securities, LLC and Morgan Stanley & Co. LLC, the underwriters for the offering. The Preliminary IPO Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects, and input received from the underwriters, including the interpretation of feedback from the Company’s “testing-the-waters” meetings. We are providing this information to you supplementally to facilitate your review process.

The Company supplementally advises the Staff that the price range noted above is subject to further revision based on market conditions, business developments and other factors.

Timing Considerations

The Company supplementally advises the Staff that it anticipates printing its preliminary prospectus on or about June 8, 2021 and commencing its road show as early as June 9, 2021, with a target pricing date as early as June 16, 2021.

Historical Fair Value Determinations

As stated in the Registration Statement, the Company accounts for stock-based compensation expense related to stock-based awards based on the estimated fair value of the award on the grant date using the Black-Scholes option-pricing model. As described in the Registration Statement, this model requires the input of highly subjective assumptions, including the fair value of the underlying common stock. To facilitate the Staff’s review, the table below contains a complete list of all options granted during the period from January 1, 2020 through the date of this letter (the “Review Period”). The Company has not made any other equity incentive grants during the Review Period.

Grant Date	Shares Underlying Options Granted	Fair Value Per Share		Retrospective Valuation Estimated Fair Value Per Share of Common Stock for Financial Reporting Purposes
January 10, 2020	[***]	$	[***]	$
January 16, 2020	[***]		[***]
February 28, 2020	[***]		[***]

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March 10, 2020	[***]	[***]
March 13, 2020	[***]	[***]
April 3, 2020	[***]	[***]
April 10, 2020	[***]	[***]
May 11, 2020	[***]	[***]
May 19, 2020	[***]	[***]
June 11, 2020	[***]	[***]
July 10, 2020	[***]	[***]
July 15, 2020	[***]	[***]
August 10, 2020	[***]	[***]
September 11, 2020	[***]	[***]
October 12, 2020	[***]	[***]
November 10, 2020	[***]	[***]
November 17, 2020	[***]	[***]
December 11, 2020	[***]	[***]
December 17, 2020	[***]	[***]
January 26, 2021	[***]	[***]
February 5, 2021	[***]	[***]
February 12, 2021	[***]	[***]
March 10, 2021	[***]	[***]
April 9, 2021	[***]	[***]	*
April 14, 2021	[***]	[***]	*
April 22, 2021	[***]	[***]	*
May 11, 2021	[***]	[***]	*
May 20, 2021	[***]	[***]	*

*	We have not yet completed the financial reporting process but the Company expects to assess these grants at the price to the public.

Moreover, the Company expects that its board of directors (the “Board”) will act to make additional equity awards during the week of June 7, 2020, which awards will be legally granted on the date the Registration Statement becomes effective. The exercise price of any options so granted would be equal to the price to the public in the Company’s IPO. The Company advises the Staff that such awards will be disclosed in the Company’s preliminary prospectus.

Overview of Option Pricing and Fair Value Determinations

Each time the Board has granted options, it has granted those options with an exercise price intended to be equal to the fair value of the underlying shares on the date of the grant. Given the absence of an active trading market for the Company’s equity, determining the fair value of the Company’s common stock has required the Board to make complex and subjective judgments. In doing so, the Board considered a combination of valuation methodologies.

The Company and its Board have consistently sought to comply with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). The Company obtained independent valuations from nationally recognized independent valuation firms, to assist the Board in making its determination of fair value and to ensure that all relevant business developments were considered in making valuation determinations.

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Throughout the Review Period, the Board consisted of individuals with significant experience in business, finance, and investing in and valuing companies, including determining the fair value of the common stock of such companies. In each instance, the Board reached its determination of the estimated fair value of the Company’s common stock after discussion and made its determination in good faith, based on the information available on the date of grant, including the methodology and key assumptions in the third-party valuations described in additional detail below.

In valuing the Company’s shares, the Board determined the equity value of the Company’s business generally using various valuation methods, including combinations of methods, as deemed appropriate under the circumstances applicable at the valuation date and was supported by independent third-party valuations as of September 26, 2019, February 6, 2020, September 15, 2020, December 31, 2020, February 28, 2021, March 31, 2021 and April 30, 2021.

September 26, 2019 Valuation

In connection with the September 26, 2019 valuation (the “September 2019 Valuation”), an independent third-party valuation firm determined the fair value estimate based on a variety of factors, including:

•	Reviewed the Company’s capitalization table as of (and pro forma for) the Series B financing round;

•	Reviewed the Company’s amended and restated certificate of incorporation filed immediately after the Series B financing round;

•	Reviewed prior third-party valuations analyses of the Company’s common stock and success payments;

•	Reviewed the Company’s Series AA stock purchase agreement and related collaboration and license agreement;

•

Reviewed the industry in which the Company operates, which included a review of research, data and information with respect to (i) the current market conditions and outlook and (ii) publicly traded companies deemed most comparable to the Company;

•	Had discussions with Company management with respect to the past, present, and future operating and financial conditions of the Company, among other subjects;

•	Developed indications of value for the Company using generally accepted valuation methodologies; and

•	Conducted such other reviews, analyses and inquiries and considered such other economic, industry, market, financial and other information and data reasonably deemed appropriate.

The market approach measures the value of an asset or business through an analysis of sales or offerings of comparable investments or assets. When applied to the valuation of equity interests, consideration was given to the financial condition and operating performance of the entity being appraised relative to those of publicly traded entities operating in the same or similar lines of business, potentially subject to corresponding economic, environmental, and political factors and considered to be reasonable investment alternatives. The prior sales of company stock methodology (or backsolve method of the option pricing method (“the “OPM”)) of the market approach derives the implied equity value for a company from a recent transaction involving the company’s own securities. The OPM uses the preferred stockholders’ liquidation preferences, participation rights, dividend policy, and conversion rights to determine how proceeds from a liquidity event shall be distributed among the various ownership classes at a future date. The OPM uses the Black-Scholes option-pricing model to price the call options. The OPM is appropriate to use when the range of possible outcomes is so difficult to predict that forecasts would be highly speculative, as was the case when the Company utilized this methodology. The basis for application of this method was transactions in equity securities of the enterprise with unrelated investors or among unrelated investors themselves.

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The third-party valuation firm relied on the backsolve method for the September 2019 Valuation based on (a) the post-money valuation of the Company’s Series B convertible preferred stock financing (the “Series B Financing”), the final closing of which occurred in May 2019, and (b) the payment of $250.0 million to the Company from a collaboration partner in July 2019. The Company believed these transactions reflected appropriate indications of value at the time of the valuation since the Series B price per share reflected negotiations with new third-party institutional investors in arms-length transactions and, other than the collaboration payment, there were no other material events between the date of the Series B Financing and the then-current valuation date.

The equity values derived from the backsolve method were allocated to each of the Company’s classes of stock using the OPM. The OPM backsolve method indicated an equity value of $[*** billion], indicating a common stock value of $[***] per share. Finally, a discount for lack of marketability (“DLOM”) was applied to the estimated fair value of the Company’s common stock. A DLOM is applied based on the premise that there is no ready market for securities in privately held companies and the common stock lack rights and preferences of preferred stock, which reduces their marketability. In determining a DLOM, consideration was given to the financial performance and nature of the Company and its early-stage nature, sale/transfer restrictions associated with the Company’s common stock, the relative lack of voting power associated with the common stock in comparison to the preferred stock, and the inability to influence decisions regarding the Company, the Company’s dividend policy, and the significant holding period associated with the common stock, among other factors. The Company applied a DLOM of [***]% and the fair value of the common stock was determined to be $[***] per share as of September 26, 2019.

February 6, 2020 Valuation

In connection with the February 6, 2020 valuation (the “February 2020 Valuation”), an independent third-party valuation firm determined the fair value estimate based on a variety of factors, including:

•	Reviewed the Company’s capitalization table as of January 29, 2020;

•	Reviewed the Company’s amended and restated certificate of incorporation dated March 6, 2019;

•	Reviewed the Series C term sheet received by the Company early February 2020 from Milky Way;

•	Reviewed the Company’s capitalization table pro forma for the Series C term sheet;

•	Reviewed the industry in which the Company operates, which included a review of research, data and information with respect to (i) the current market conditions and outlook and (ii) publicly traded

•	companies deemed most comparable to the Company;

•	Had discussions with Company management with respect to the past, present, and future operating and financial conditions of the Company, among other subjects;

•	Developed indications of value for the Company using generally accepted valuation methodology; and

•	Conducted such other reviews, analyses and inquiries and considered such other economic, industry, market, financial and other information and data reasonably deemed appropriate.

The third-party valuation firm relied on the backsolve method for the February 2020 Valuation using the expected post-money valuation of the Company’s proposed Series C convertible preferred stock financing (the “Series C Financing”), which ultimately closed in March 2020. The February 2020 Valuation reflected a pro forma indication of value since the Company had received a term sheet for the Series C Financing based on arms-length negotiations with third-party institutional investors and was confident in the ultimate completion of the proposed Series C Financing.

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The OPM backsolve method indicated an equity value of $[*** billion] based on the offering price of $[***] per share of Series C convertible preferred stock in the Series C Financing, indicating a common stock value of $[***] per share. Finally, a DLOM was applied to the estimated fair value of the Company’s common stock. The Company applied a DLOM of [***]% and the fair value of the common stock was determined to be $[***] per share as of February 6, 2020.

September 15, 2020 Valuation

In connection with the September 15, 2020 valuation (the “September 2020 Valuation”), an independent third-party valuation firm determined the fair value estimate based on a variety of factors, including:

•	Reviewed the Company’s capitalization table as of September 9, 2020;

•	Reviewed the Company’s amended and restated certificate of incorporation dated March 4, 2020;

•

Reviewed the industry in which the Company operates, which included a review of research, data and information with respect to (i) the current market conditions and outlook and (ii) publicly traded companies deemed most comparable to the Company;

•	Had discussions with Company management with respect to the past, present, and future operating and financial conditions of the Company, as well as IPO prospects, among other subjects;

•	Developed indications of value for the Company using generally accepted valuation methodology; and

•	Conducted such other reviews, analyses and inquiries and considered such other economic, industry, market, financial and other information and data reasonably deemed appropriate.

The September 2020 Valuation applied a hybrid approach that considered both an As-Converted approach and an OPM approach. This included a probability weighted expected return method (“PWERM”), in which the value per share of common stock was determined by weighting a possible near-term IPO scenario (“Scenario 1”) and any alternative to Scenario 1, including staying private or some exit other than a near-term IPO (“Scenario 2”) at [***]% and [***]%, respectively. Scenario-based methods are forward-looking methods that consider the payoff to each class of equity in a future exit scenario, discounted to the measurement date at an appropriate rate of return for that class. The expected timing of a potential IPO and the probabilities associated with these respective scenarios were estimated based on guidance provided by management. The PWERM involved the estimation of future potential outcomes for a company, as well as values and probabilities associated with each respective potential outcome. This method is particularly useful when discrete future outcomes can be predicted at a high confidence level with a probability distribution. The common stock per share value determined using this approach is ultimately based upon probability-weighted per share values resulting from the various future scenarios, which can include an IPO, merger or sale, dissolution, or continued operation as a private company. At the time of the September 2020 Valuation, Scenario 1 was only weighted at [***]% given the uncertainty surrounding a potential IPO particularly in light of the recent emergence and rapid spread of the COVID-19 pandemic (“COVID-19”) and its potential effects on the overall economy and market volatility.

The value of the Company’s common stock used to determine the appropriate allocation of value to the shareholders is calculated based on different methodologies in each scenario. For Scenario 1, given the absence of revenue or long-term forecasts for the Company, traditional valuation approaches such as the income approach or the market approach could not be utilized. Instead, the determination of equity value in Scenario 1, the valuation firm derived a value indication for the Company based on the increase in value a hypothetical investor could reasonably expect between the Series C Financing and the IPO, to which a

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discount rate was then applied. The valuation firm applied [***]x step-up multiplier over the post-money valuation from the Series C Financing and added the proceeds from the exercise of options during the period to reflect an estimated pre-money equity value at IPO of $[*** billion]. The valuation firm then applied a present value discount rate of [***]% to obtain a concluded common stock value of $[***] per share for Scenario 1.

For Scenario 2, the Company’s equity value was derived from the backsolve method using the OPM and an adjustment based on analyzing observed Company and industry developments since the Series C Financing. The OPM backsolve method indicated an equity value of $[*** billion] at the Series C Financing, and the valuation firm then trended forward that indication to the then-current valuation date by analyzing Company and industry developments to support the premium or discount that a hypothetical investor would reasonably pay at the time of the September 2020 Valuation relative to the Series C implied value. This indicated a [***]% forward premium for an equity value of $[*** billion] and a concluded common stock value of $[***] per share for Scenario 2.

Finally, a DLOM was applied to the estimated fair value of the Company’s common stock under each of Scenario 1 and Scenario 2. The Company applied a DLOM of [***]% and [***]% to Scenario 1 and Scenario 2, respectively, and after applying the PWERM weighting, the fair value of the common stock was determined to be $[***] per share as of September 15, 2020.

December 31, 2020 Valuation

In connection with the December 31, 2020 valuation (the “December 2020 Valuation”), an independent third-party valuation firm determined the fair value estimate based on a variety of factors, including:

•	Reviewed the Company’s capitalization table as of December 31, 2020;

•	Reviewed the Company’s amended and restated certificate of incorporation dated March 4, 2020;

•	Reviewed the industry in which the Company operates, which included a review of research, data and information with respect to (i) the current market conditions and outlook and (ii) publicly traded

•	companies deemed most comparable to the Company;

•	Had discussions with Company management with respect to the past, present, and future operating and financial conditions of the Company, as well as IPO prospects, among other subjects;

•	Developed indications of value for the Company using generally accepted valuation methodology; and

•	Conducted such other reviews, analyses and inquiries and considered such other economic, industry, market, financial and other information and data reasonably deemed appropriate.

The December 2020 Valuation applied a hybrid approach that considered both an As-Converted approach and an OPM approach. This included a PWERM, in which the value per share of common stock was determined by weighting a possible near-term IPO scenario (“Scenario A”) and any alternative to Scenario A, including staying private or some exit other than a near-term IPO (“Scenario B”) at [***]% and [***]%, respectively. The expected timing of a potential IPO and the probabilities associated with these respective scenarios were estimated based on guidance provided by management. At the time of the December 2020 Valuation, Scenario A was only weighted at [***]% given the continued uncertainty surrounding a potential IPO particularly in light of COVID-19 and political turmoil.

For Scenario A, given the absence of revenue or long-term forecasts for the Company, traditional valuation approaches such as the income approach or the market approach could not be utilized. Instead, the determination of equity value in Scenario A, the valuation firm derived a value indication for the Company based on the increase in value a hypothetical investor could reasonably expect between the Series C

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Financing and the IPO, to which a discount rate was then applied. The valuation firm applied [***]x step-up multiplier over the post-money valuation from the Series C Financing and added the proceeds from the exercise of options during the period to reflect an estimated pre-money equity value at IPO of $[***] billion. The valuation firm then applied a present value discount rate of [***]% to obtain a concluded common stock value of $[***] per share for Scenario A.

For Scenario B, the Company’s equity value was derived from the backsolve method using the OPM and an adjustment based on analyzing observed Company and industry developments since the Series C Financing. The OPM backsolve method indicated an equity value of $[*** billion] at the Series C Financing, and the valuation firm then trended forward that indication to the then-current valuation date by analyzing Company and industry developments to support the premium or discount that a hypothetical investor would reasonably pay at the time of the December 2020 Valuation relative to the Series C implied value. This indicated a [***]% forward premium for an equity value of $[*** billion] and a concluded common stock value of $[***] per share for Scenario B.

Finally, a DLOM was applied to the estimated fair value of the Company’s common stock under each of Scenario A and Scenario B. The Company applied a DLOM of [***]% and [***]% to Scenario A and Scenario B, respectively, and after applying the PWERM weighting, the fair value of the common stock was determined to be $[***] per share as of December 31, 2020.

February 28, 2021 Valuation

In connection with the February 28, 2021 valuation (the “February 2021 Valuation”), an independent third-party valuation firm determined the fair value estimate based on a variety of factors, including:

•	Reviewed the Company’s capitalization table as of February 16, 2021;

•	Reviewed the Company’s amended and restated certificate of incorporation dated March 4, 2020;

•	Reviewed the Company’s investor deck dated February 21, 2021;

•	Reviewed banker materials from various financial advisors to the Company;

•

Reviewed the industry in which the Company operates, which included a review of research, data and information with respect to (i) the current market conditions and outlook and (ii) publicly traded companies deemed most comparable to the Company;

•	Had discussions with Company management with respect to the past, present, and future operating and financial conditions of the Company, as well as IPO prospects, among other subjects;

•	Developed indications of value for the Company using generally accepted valuation methodology; and

•	Conducted such other reviews, analyses and inquiries and considered such other economic, industry, market, financial and other information and data reasonably deemed appropriate.

The February 2021 Valuation applied a hybrid approach that considered both an As-Converted approach and an OPM approach. This included a PWERM, in which the value per share of common stock was determined by weighting a possible near-term IPO scenario (“Scenario a”) and any alternative to Scenario a, including staying private or some exit other than a near-term IPO (“Scenario b”) at [***]% and [***]%, respectively. The expected timing of a potential IPO and the probabilities associated with these respective scenarios were estimated based on guidance provided by management. At the time of the February 2021 Valuation, the Company had begun discussions about a potential IPO, including meetings with potential advisors, but had not made the decision to begin the process. The Company respectfully advises the Staff that it was not until subsequent to the February 2021 Valuation that the Company decided to commence moving forward with a potential IPO process and held its organizational meeting on March 11, 2021, which was why Scenario a was weighted at [***]% probability.

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For Scenario a, given the absence of revenue or long-term forecasts for the Company, traditional valuation approaches such as the income approach or the market approach could not be utilized. Instead, the determination of equity value in Scenario b, the valuation firm derived a value indication for the Company based on the increase in value a hypothetical investor could reasonably expect between the Series C Financing and the IPO, to which a discount rate was then applied. The valuation firm applied [***]x step-up multiplier over the post-money valuation from the Series C Financing and added the proceeds from the exercise of options during the period to reflect an estimated pre-money equity value at IPO of $[***] billion. The valuation firm then applied a present value discount rate of [***]% to obtain a concluded common stock value of $[***] per share for Scenario a.

For Scenario b, the Company’s equity value was derived from the backsolve method using the OPM and an adjustment based on analyzing observed Company and industry developments since the Series C Financing. The OPM backsolve method indicated an equity value of $[*** billion] at the Series C Financing, and the valuation firm then trended forward that indication to the then-current valuation date by analyzing Company and industry developments to support the premium or discount that a hypothetical investor would reasonably pay at the time of the February 2021 Valuation relative to the Series C implied value. This indicated a [***]% forward premium for an equity value of $[*** billion] and a concluded common stock value of $[***] per share for Scenario b.

Finally, a DLOM was applied to the estimated fair value of the Company’s common stock under each of Scenario a and Scenario b. The Company applied a DLOM of [***]% and [***]% to Scenario a and Scenario b, respectively, and after applying the PWERM weighting, the fair value of the common stock was determined to be $[***] per share as of February 28, 2021.

March 31, 2021 Valuation

In connection with the March 31, 2021 valuation (the “March 2021 Valuation”), an independent third-party valuation firm determined the fair value estimate based on a variety of factors, including:

•	Reviewed the Company’s capitalization table as of March 18, 2021;

•	Reviewed the Company’s amended and restated certificate of incorporation dated March 4, 2020;

•	Reviewed the Company’s investor deck dated February 21, 2021;

•	Reviewed banker materials from various financial advisors to the Company;

•

Reviewed the industry in which the Company operates, which included a review of research, data and information with respect to (i) the current market conditions and outlook and (ii) publicly traded companies deemed most comparable to the Company;

•	Had discussions with Company management with respect to the past, present, and future operating and financial conditions of the Company, as well as IPO prospects, among other subjects;

•	Developed indications of value for the Company using generally accepted valuation methodology; and

•	Conducted such other reviews, analyses and inquiries and considered such other economic, industry, market, financial and other information and data reasonably deemed appropriate.

The March 2021 Valuation applied a hybrid approach that considered both an As-Converted approach and an OPM approach. This included a PWERM, in which the value per share of common stock was determined by weighting a possible near-term IPO scenario (“Scenario I”) and any alternative to Scenario I, including staying private or some exit other than a near-term IPO (“Scenario II”) at [***]% and [***]%, respectively. The expected timing of a potential IPO and the probabilities associated with these respective scenarios were estimated based on guidance provided by management. Since the Company had held its organizational meeting on March 11, 2021, the Company felt that Scenario I was now equally as likely as the alternatives in Scenario II, and increased the weighting to [***]% probability. However, the IPO market was still subject to significant volatility and uncertainty.

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For Scenario I, given the absence of revenue or long-term forecasts for the Company, traditional valuation approaches such as the income approach or the market approach could not be utilized. Instead, the determination of equity value in Scenario II, the valuation firm derived a value indication for the Company based on the increase in value a hypothetical investor could reasonably expect between the Series C Financing and the IPO, to which a discount rate was then applied. The valuation firm applied [***]x step-up multiplier over the post-money valuation from the Series C Financing and added the proceeds from the exercise of options during the period to reflect an estimated pre-money equity value at IPO of $[***] billion. The valuation firm then applied a present value discount rate of [***]% to obtain a concluded common stock value of $[***] per share for Scenario I.

For Scenario II, the Company’s equity value was derived from the backsolve method using the OPM and an adjustment based on analyzing observed Company and industry developments since the Series C Financing. The OPM backsolve method indicated an equity value of $[*** billion] at the Series C Financing, and the valuation firm then trended forward that indication to the then-current valuation date by analyzing Company and industry developments to support the premium or discount that a hypothetical investor would reasonably pay at the time of the March 2021 Valuation relative to the Series C implied value. This indicated a [***]% forward premium for an equity value of $[*** billion] and a concluded common stock value of $[***] per share for Scenario II.

Finally, a DLOM was applied to the estimated fair value of the Company’s common stock under each of Scenario I and Scenario II. The Company applied a DLOM of [***]% and [***]% to Scenario I and Scenario II, respectively, and after applying the PWERM weighting, the fair value of the common stock was determined to be $[***] per share as of March 31, 2021.

April 30, 2021 Valuation

In connection with the April 30, 2021 valuation (the “April 2021 Valuation”), an independent third-party valuation firm determined the fair value estimate based on a variety of factors, including:

•	Reviewed the Company’s capitalization table as of April 15, 2021;

•	Reviewed the Company’s amended and restated certificate of incorporation dated March 4, 2020;

•	Reviewed the Company’s investor deck dated February 21, 2021;

•	Reviewed banker materials from various financial advisors to the Company;

•

Reviewed the industry in which the Company operates, which included a review of research, data and information with respect to (i) the current market conditions and outlook and (ii) publicly traded companies deemed most comparable to the Company;

•	Had discussions with Company management with respect to the past, present, and future operating and financial conditions of the Company, as well as IPO prospects, among other subjects;

•	Developed indications of value for the Company using generally accepted valuation methodology; and

•	Conducted such other reviews, analyses and inquiries and considered such other economic, industry, market, financial and other information and data reasonably deemed appropriate.

The April 2021 Valuation applied a hybrid approach that considered both an As-Converted approach and an OPM approach. This included a PWERM, in which the value per share of common stock was determined by weighting a possible near-term IPO scenario (“Scenario AA”) and any alternative to Scenario a,

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including staying private or some exit other than a near-term IPO (“Scenario BB”) at [***]% and [***]%, respectively. The expected timing of a potential IPO and the probabilities associated with these respective scenarios were estimated based on guidance provided by management. In light of the Company’s confidential submission of a Draft Registration Statement on Form S-1 to the Staff on April 12, 2021, the Company increased the weighting of Scenario AA to [***]% probability.

For Scenario AA, given the absence of revenue or long-term forecasts for the Company, traditional valuation approaches such as the income approach or the market approach could not be utilized. Instead, the determination of equity value in Scenario BB, the valuation firm derived a value indication for the Company based on the increase in value a hypothetical investor could reasonably expect between the Series C Financing and the IPO, to which a discount rate was then applied. The valuation firm applied [*1**]x step-up multiplier over the post-money valuation from the Series C Financing and added the proceeds from the exercise of options during the period to reflect an estimated pre-money equity value at IPO of $[*** billion]. This lower multiplier from the prior March 2021 Valuation took into account recent declines in the public stock prices of comparable companies. The valuation firm then applied a present value discount rate of [***]% to obtain a concluded common stock value of $[***] per share for Scenario AA.

For Scenario BB, the Company’s equity value was derived from the backsolve method using the OPM and an adjustment based on analyzing observed Company and industry developments since the Series C Financing. The OPM backsolve method indicated an equity value of $[*** billion] at the Series C Financing, and the valuation firm then trended forward that indication to the then-current valuation date by analyzing Company and industry developments to support the premium or discount that a hypothetical investor would reasonably pay at the time of the April 2021 Valuation relative to the Series C implied value. This indicated a [***]% forward premium for an equity value of $[*** billion] and a concluded common stock value of $[***] per share for Scenario BB.

Finally, a DLOM was applied to the estimated fair value of the Company’s common stock under each of Scenario AA and Scenario BB. The Company applied a DLOM of [***]% and [***]% to Scenario AA and Scenario BB, respectively, and after applying the PWERM weighting, the fair value of the common stock was determined to be $[***] per share as of April 30, 2021.

May 2021 Grants

In May 2021, with the April 2021 Valuation taken into consideration, the Board determined that the fair value of the Company’s common stock was $[***] per share and granted options to purchase [***] shares, with an exercise price of $[***] per share.

Determination of Preliminary IPO Price Range

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share. The Preliminary IPO Price Range was determined based, in large part, on discussions among the senior management of the Company, the Board and representatives of the underwriters, that took place on May 25, 2021. In addition, the Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of development; (b) a comparison of valuations for comparable issuers in the Company’s industry, at the time of their IPO; (c) a current analysis of the public equity market by the underwriters for the offering; and (d) the interpretation of feedback from the Company’s “testing-the-waters” meetings.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

Page Twelve

The primary factors that account for the increase of the Preliminary IPO Price Range over the April 2021 Valuation were:

•

Valuation Methodology. The valuation methodology applied to the Preliminary IPO Price Range assumes a successful IPO in June 2021 with no weighting placed on any other outcome of the Company, such as an acquisition or remaining private. Therefore, the Preliminary IPO Price Range effectively weighs a near-term IPO outcome at 100%. In addition, it assumes that a public market for the Company’s common stock has been created, thereby excluding any marketability or illiquidity discount for the Company’s common stock. In contrast, the April 2021 Valuation, appropriately applied a weighting of 80% toward the IPO scenario and a DLOM of [***]%, due to the possibility that the Company would not complete an IPO. Further, the April 2021 Valuation utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in the IPO.

Further, the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Preliminary IPO Price Range assumes the conversion, on a share for share basis, of all of the Company’s convertible preferred stock upon the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

Lastly, given the proximity to the completion of the IPO, the Preliminary IPO Price Range assumes a successful IPO, which would provide the Company with (1) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (2) access to the public company debt and equity markets, and (3) a ‘currency’ to enable the Company to make strategic acquisitions as the Board may deem appropriate.

•

Market Dynamics and Investor Feedback. The valuation considerations for estimating the Preliminary IPO Price Range were informed by current conditions in the U.S. equity markets, which are continuing to trade at healthy levels, despite recent volatility spurred by corporate earnings and COVID-19 concerns. A number of healthcare companies have either completed or made public filings for their IPOs, suggesting a potentially favorable market for companies similar to the Company in executing and completing IPOs. In addition, the Company has received significant input from the underwriters and further feedback from qualified potential investors after “testing-the-waters” meetings.

•

Public Company Readiness. Since the time of the April 2021 Valuation, the Company has appointed additional Board members, all of whom are independent, necessary for compliant listing of the Company on the Nasdaq Stock Market and to establish appropriate governance to be a public company.

Fair Value Reassessment

Based on the fair value of the Company’s common stock of $[***] per share at April 30, 2021, which is equal to [***]% of the midpoint of the Preliminary IPO Price Range, the Company believes a [***]% discount to the midpoint of the Preliminary IPO Price Range is reasonable in light of the inherent uncertainty of the Company completing its IPO as of such date. However, due to the Company’s continued progress toward IPO and to take into account the recent increase in value reflected in the Preliminary IPO Price Range, the Company has determined to retrospectively reassess the fair value of the April and May 2021 grants for ASC 718 purposes to be equal to the midpoint of the Preliminary IPO Price Range of $[***] per share for the purposes of calculating stock-based compensation expense.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

Page Thirteen

Conclusion

Based on the above analysis, and the determination to reassess the fair value of the grants in April and May 2021, the Company believes that the fair values determined for the common stock underlying each option grant are appropriate and demonstrate the diligent efforts of the Company’s board of directors to consider all relevant factors in determining fair value at each valuation date. Based on the above analysis, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid.

* * * * *

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

Page Fourteen

Please contact me at (415) 693-2177 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ David G. Peinsipp
David G. Peinsipp
Cooley LLP

cc:             Elizabeth Homans, Lyell Immunopharma, Inc.

Charles Newton, Lyell Immunopharma, Inc.

Heather Turner, Lyell Immunopharma, Inc.

Charlie Kim, Cooley LLP

Chad Mills, Cooley LLP

Brian Cuneo, Latham & Watkins LLP

Shayne Kennedy, Latham & Watkins LLP

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com